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Cheryl Cramer
Company Secretarial Assistant

06011777

15 March 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

RECEIVED MAR 17 2006 213 PROCESSING SECTION

VIA Securicor Diamond

Taylor Nelson Sofres PLC

SUPPL

Dear Sir/Madam

TNS UK Limited – Company no. 03073845

I enclose forms 288a and 288b in relation to the appointment of Trevor Richards and the resignation of Stephen Factor respectively of the above mentioned company.

Please acknowledge safe receipt by date stamping and returning the duplicate of this letter in the enclosed stamped addressed envelope.

Yours faithfully

Cheryl Cramer
Cheryl Cramer

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

encs.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

dlw 3/21

X:\Users\CompanySecretarial 060101\Companies Hse\060315_88(2).doc

2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03073845

Company Name in full TNS UK Limited

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	1 0	0 3	2 0 0 6	† Date of Birth	2 9	0 3	1 9 5 3

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: | * Honours etc:

Forename(s): Trevor John

Surname: Richards

Previous forename(s): | Previous surname(s):

Usual residential address: Cornerway Cottage, Shendish

Post town: Hemel Hempstead   Postcode: HP3 0AA

County / Region: Hertfordshire   Country: U.K.

† Nationality: British   † Business occupation: Market Research Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 10/3/06

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate

Signed [signature]   **Date** 10/3/06

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 03073845

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03073845

Company Name in full TNS UK Limited

Name Trevor John Richards

Company Name	Resignation
The Customer Equity Company Limited	26/06/2003

Blueprint 2000
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 03073845

Company Name in full TNS UK Limited

	Day	Month	Year
Date of termination of appointment	1 0	0 3	2 0 0 6

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Stephen Michael

Surname Factor

	Day	Month	Year
† Date of Birth	3 1	0 5	1 9 5 8

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 10/3/06

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**